Q1 FY2022
ENDAVA ANNOUNCES FIRST QUARTER FISCAL YEAR 2022 RESULTS

Q1 FY2022
55.0% Year on Year Revenue Growth to £147.5 million
60.8% Revenue Growth at Constant Currency
IFRS diluted EPS £0.36 compared to £0.12 in the prior year comparative period
Adjusted diluted EPS £0.49 compared to £0.26 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended September 30, 2021, the first quarter of its 2022 fiscal year ("Q1 FY2022").

"Endava delivered excellent results for Q1 FY2022, with revenue of £147.5 million, an increase of 55.0% Year on Year and 60.8% in constant currency. We continue to grow the number of clients paying us over £1 million on a rolling 12 months basis, and demand for digital services remains strong in all regions and verticals," said John Cotterell, Endava's CEO.

FIRST QUARTER FISCAL YEAR 2022 FINANCIAL HIGHLIGHTS:
•Revenue for Q1 FY2022 was £147.5 million, an increase of 55.0% compared to £95.1 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 60.8% for Q1 FY2022, compared to 16.9% in the same period in the prior year.
•Profit before tax for Q1 FY2022 was £24.9 million, compared to £8.7 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for Q1 FY2022 was £34.8 million, compared to £18.2 million in the same period in the prior year, or 23.6% of revenue, compared to 19.2% of revenue in the same period in the prior year.
•Profit for the period was £20.5 million in Q1 FY2022, resulting in a diluted EPS of £0.36, compared to profit of £6.7 million and diluted EPS of £0.12 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure) was £28.3 million in Q1 FY2022, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.49, compared to adjusted profit for the period of £14.7 million and adjusted diluted EPS of £0.26 in the same period in the prior year.

Q1 FY2022

CASH FLOW:
•Net cash from operating activities was £19.9 million in Q1 FY2022, compared to £21.5 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £16.5 million in Q1 FY2022, compared to £21.2 million in the same period in the prior year.
•At September 30, 2021, Endava had cash and cash equivalents of £82.0 million, compared to £69.9 million at June 30, 2021.

OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2021:
•Headcount reached 9,616 at September 30, 2021, with 8,483 average operational employees in Q1 FY2022, compared to a headcount of 7,199 at September 30, 2020 and 6,204 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 93 at September 30, 2021, compared to 66 at September 30, 2020.
•Top 10 clients accounted for 36% of revenue in Q1 FY2022, compared to 39% in the same period in the prior year.
•By geographic region, 36% of revenue was generated in North America, 20% was generated in Europe, 41% was generated in the United Kingdom and 3% was generated in the rest of the world in Q1 FY2022. This compares to 29% in North America, 25% in Europe, 43% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 50% of revenue was generated from Payments and Financial Services, 25% from TMT and 25% from Other in Q1 FY2022. This compares to 50% from Payments and Financial Services, 28% from TMT and 22% from Other in the same period in the prior year.

OUTLOOK:
Second Quarter Fiscal Year 2022:
Endava expects revenues will be in the range £150.0 million to £152.0 million, representing constant currency revenue growth of between 47.0% and 49.0%. Endava expects adjusted diluted EPS to be in the range of £0.42 to £0.44 per share.

Q1 FY2022
Full Fiscal Year 2022:
Endava expects revenues will be in the range of £615.0 million to £620.0 million, representing constant currency growth of between 40.0% and 41.0%. Endava expects adjusted diluted EPS to be in the range of £1.71 to £1.76 per share.

This above guidance for Q2 Fiscal Year 2022 and the Full Fiscal Year 2022 assumes the exchange rates at the end of October (when the exchange rate was 1 British Pound to 1.37 US Dollar and 1.18 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q2 FY2022 or FY2022 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange (gains)/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, November 16, 2021, to review its Q1 FY2022 results. To participate in Endava’s Q1 FY2022 earnings conference call, please dial in at least five minutes prior to the scheduled start time (833) 921-1651 or (778) 560-2811 for international participants, Conference ID 3993499.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, December 3, 2021.

Q1 FY2022

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of September 30, 2021 9,616 Endavans served clients from locations in Australia, North America, Singapore and Western Europe and delivery centres in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Romania, Serbia, Slovenia, Argentina, Colombia, Mexico, Uruguay and Venezuela.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended September 30, 2020 were used to convert revenue for the fiscal quarter ended September 30, 2021 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired

Q1 FY2022
intangible assets and, realised and unrealised foreign currency exchange (gains)/losses, all of which are non-cash items. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the second fiscal quarter of fiscal year 2022 and the full fiscal year 2022. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by

Q1 FY2022
the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q1 FY2022
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30
	2021	2020(1)
	£’000	£’000
REVENUE	147,465	95,125
Cost of sales
Direct cost of sales	(89,486)	(57,476)
Allocated cost of sales	(5,290)	(4,732)
Total cost of sales	(94,776)	(62,208)
GROSS PROFIT	52,689	32,917
Selling, general and administrative expenses	(27,643)	(20,427)
Net impairment losses on financial assets	(1,161)	(840)
OPERATING PROFIT	23,885	11,650
Net Finance income / (expense)	1,037	(2,925)
PROFIT BEFORE TAX	24,922	8,725
Tax on profit on ordinary activities	(4,377)	(2,017)
PROFIT FOR THE PERIOD	20,545	6,708
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	2,049	(847)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	22,594	5,861

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	55,649,000	54,494,227
Weighted average number of shares outstanding - Diluted	57,792,616	56,639,638
Basic EPS (£)	0.37	0.12
Diluted EPS (£)	0.36	0.12

(1) The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income (refer to Note 3C of our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 for details).

Q1 FY2022
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2021	June 30, 2021	September 30, 2020
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	126,440	124,417	104,780
Intangible assets	67,895	69,550	36,953
Property, plant and equipment	15,484	13,324	12,157
Lease right-of-use assets	55,130	57,193	49,020
Deferred tax assets	23,929	18,674	15,797
Financial assets	225	363	772
TOTAL	289,103	283,521	219,479
ASSETS - CURRENT
Trade and other receivables	141,511	118,303	92,743
Corporation tax receivable	864	938	2,613
Financial assets	565	563	584
Cash and cash equivalents	82,034	69,884	70,039
TOTAL	224,974	189,688	165,979
TOTAL ASSETS	514,077	473,209	385,458
LIABILITIES - CURRENT
Lease liabilities	13,007	13,543	11,102
Trade and other payables	85,972	78,634	66,078
Corporation tax payable	7,526	4,294	2,885
Contingent consideration	5,904	5,718	1,392
Deferred consideration	5,045	624	3,783
TOTAL	117,454	102,813	85,240
LIABILITIES - NON CURRENT
Lease liabilities	47,548	50,142	40,563
Deferred tax liabilities	9,553	10,010	5,691
Deferred consideration	4,633	9,370	5,079
Other liabilities	209	205	133
TOTAL	61,943	69,727	51,466
EQUITY
Share capital	1,114	1,114	1,099
Share premium	247	247	229
Merger relief reserve	30,003	30,003	25,527
Retained earnings	315,021	283,059	227,398
Other reserves	(11,550)	(13,599)	(4,664)
Investment in own shares	(155)	(155)	(837)
TOTAL	334,680	300,669	248,752
TOTAL LIABILITIES AND EQUITY	514,077	473,209	385,458

Q1 FY2022
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30
	2021	2020
	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	20,545	6,708
Income tax charge	4,377	2,017
Non-cash adjustments	14,742	12,417
Tax (paid) / received	(2,233)	152
Net changes in working capital	(17,522)	176
Net cash from operating activities	19,909	21,470

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(3,562)	(641)
Proceeds from disposal of non-current assets	112	65
Acquisition of subsidiaries, consideration in cash	(611)	(50,790)
Cash and cash equivalents acquired with subsidiaries	—	1,603
Interest received	9	27
Net cash used in investing activities	(4,052)	(49,736)

FINANCING ACTIVITIES
Proceeds from sublease	135	157
Repayment of lease liabilities	(3,801)	(2,954)
Interest paid	(249)	(211)
Grant received	1	309
Issue of shares	—	8
Net cash from financing activities	(3,914)	(2,691)
Net change in cash and cash equivalents	11,943	(30,957)

Cash and cash equivalents at the beginning of the period	69,884	101,327
Exchange differences on cash and cash equivalents	207	(331)
Cash and cash equivalents at the end of the period	82,034	70,039

Q1 FY2022
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Three Months ended September 30
	2021	2020
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	55.0%	15.5%
Foreign exchange rates impact	5.8%	1.4%
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	60.8%	16.9%
Impact of Worldpay Captive	—	3.2%
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	60.8%	20.1%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Three Months Ended September 30
	2021	2020
	£’000	£’000

PROFIT BEFORE TAX	24,922	8,725
Adjustments:
Share-based compensation expense	9,158	5,931
Amortisation of acquired intangible assets	2,461	1,166
Foreign currency exchange (gains) / losses, net	(1,757)	2,412
Total adjustments	9,862	9,509
ADJUSTED PROFIT BEFORE TAX	34,784	18,234

PROFIT FOR THE PERIOD	20,545	6,708
Adjustments:
Adjustments to profit before tax	9,862	9,509
Tax impact of adjustments	(2,107)	(1,550)
ADJUSTED PROFIT FOR THE PERIOD	28,300	14,667

Diluted EPS (£)	0.36	0.12
Adjusted diluted EPS (£)	0.49	0.26

Q1 FY2022

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Three Months Ended September 30
	2021	2020
	£’000	£’000

Net cash from operating activities	19,909	21,470
Adjustments:
Grant received	1	309
Purchases of non-current assets (tangibles and intangibles)	(3,450)	(576)
Adjusted Free cash flow	16,460	21,203

Q1 FY2022
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2021	2020
	£’000	£’000

Direct cost of sales	5,346	3,498
Selling, general and administrative expenses	3,812	2,433
Total	9,158	5,931

DEPRECIATION AND AMORTISATION

	Three Months Ended September 30
	2021	2020
	£’000	£’000

Direct cost of sales	3,916	3,570
Selling, general and administrative expenses	3,057	1,773
Total	6,973	5,343

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Three Months Ended September 30
	2021	2020

Closing number of total employees (including directors)	9,616	7,199
Average operational employees	8,483	6,204

Top 10 customers %	36%	39%
Number of clients with > £1m of revenue (rolling 12 months)	93	66

Geographic split of revenue %
North America	36%	29%
Europe	20%	25%
UK	41%	43%
Rest of World (RoW)	3%	3%
Industry vertical split of revenue %
Payments and Financial Services	50%	50%
TMT	25%	28%
Other	25%	22%